EXHIBIT 1

ECI Telecom Ltd. Interim Consolidated Financial Statements (Unaudited) As of March 31, 2006

ECI Telecom Ltd.

Interim Unaudited Consolidated Financial Statements as of March 31, 2006

Interim Unaudited Consolidated Balance Sheets as of

	March 31	March 31	December 31
	2006	2005	2005
	$ in thousands	$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents	72,139	45,910	63,828
Short-term investments	48,346	27,832	41,304
Receivables:
Trade, net	168,132	230,189	152,805
Other	22,949	15,960	24,751
Prepaid expenses	5,672	5,726	3,617
Work in progress	3,184	3,267	2,937
Inventories	150,868	169,312	146,963

Total current assets	471,290	498,196	436,205

Long-term receivables, net	7,708	10,467	8,273

Long-term deposit and marketable securities	146,859	119,073	139,964

Assets held for severance benefits	26,273	24,718	25,931

Investments	17,100	25,881	19,787

Property, plant and equipment
Cost	271,461	252,267	265,446
Less - Accumulated depreciation	151,488	135,097	145,855

	119,973	117,170	119,591

Software development costs, net	11,598	14,627	11,999

Goodwill	39,329	1,039	39,329

Other assets, net	46,501	8,927	47,656

Total assets	886,631	820,098	848,735

/s/ R. Maor	President, Chief Executive Officer
Rafi Maor

/s/ G. Bitan	Executive Vice President, Chief Financial Officer
Giora Bitan

April 27, 2006

ECI Telecom Ltd.

	March 31	March 31	December 31
	2006	2005	2005
	$ in thousands	$ in thousands	$ in thousands
Liabilities and shareholders' equity

Current liabilities
Trade payables	71,033	58,964	56,451
Other payables and accrued liabilities	132,398	132,636	120,538

Total current liabilities	203,431	191,600	176,989

Long-term liabilities

Other liabilities	220	-	157
Liability for employee severance benefits	47,838	49,586	48,340

Total long-term liabilities	48,058	49,586	48,497

Total liabilities	251,489	241,186	225,486

Minority Interest	4,120	4,016	4,120

Shareholders' equity
Ordinary shares NIS 0.12 par value per share,
Authorized 200,000,000 shares; Issued and outstanding
116,392,303 shares as at March 31, 2006,
109,761,246 as at March 31, 2005
and 111,827,822 as at December 31, 2005	6,375	6,207	6,262
Capital surplus	659,710	642,770	648,532
Accumulated other comprehensive income (loss)	6,026	(498)	8,486
Accumulated deficit	(41,089)	(73,583)	(44,151)

Total shareholders' equity	631,022	574,896	619,129

Total liabilities and shareholders' equity	886,631	820,098	848,735

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

ECI Telecom Ltd.
Interim Unaudited Consolidated Statements of Operations

	Three months ended		Year ended
	March 31	March 31	December 31
	2006	2005	2005
	$ in thousands	$ in thousands	$ in thousands
Revenues	162,010	145,446	629,918
Cost of revenues	97,019	85,575	367,779

Gross profit	64,991	59,871	262,139
Research and development costs, net	25,054	17,799	87,289
Selling and marketing expenses	21,928	21,380	95,826
General and administrative expenses	12,636	10,163	41,976
Recovery of doubtful debt	-	-	(10,356)
Amortization of acquisition-related intangible assets	1,218	-	2,902
Impairment of loans	-	-	3,000
Acquired in-process research and development	-	-	890

Operating income	4,155	10,529	40,612
Financial expenses	(633)	(800)	(3,656)
Financial income	2,825	1,680	8,857
Other income (expenses), net	(13)	704	1,917

Income from continuing operations before Company’s
equity in results of investee companies, minority interest
and taxes on income	6,334	12,113	47,730
Taxes on income	(1,046)	(940)	(3,454)

Income from continuing operations
before Company’s equity in results of investee
companies and minority interest	5,288	11,173	44,276
Company’s equity in results of investee companies	(2,226)	(811)	(4,285)
Minority interest	-	70	(127)

Net income	3,062	10,432	39,864
Earnings per ordinary share

Basic earnings per share:
Net earnings per ordinary share ($)	0.03	0.10	0.36
Weighted average number of shares outstanding
used to compute basic earnings
per share - in thousands	113,300	109,574	110,322

Diluted earnings per share:
Net earnings per ordinary share ($)	0.03	0.09	0.34

Weighted average number of shares outstanding used to
compute diluted earnings per share - in thousands	119,034	117,367	118,058

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

ECI Telecom Ltd.
Interim Unaudited Consolidated Statements of Comprehensive Income

	Three months ended		Year ended
	March 31	March 31	December 31
	2006	2005	2005
	$ in thousands	$ in thousands	$ in thousands
Net income	3,062	10,432	39,864

Other comprehensive income:

Changes in the fair value of financial instruments, net of
taxes (nil)	(4,382)	12,226	19,226
Unrealized holding gain (loss) on available for sale
securities arising during the period, net of taxes (nil)	1,922	(87)	1,897

Total other comprehensive income (loss)	(2,460)	12,139	21,123

Comprehensive income	602	22,571	60,987

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity

				Accumulated
				other	Accumulated	Total
	Number of	Share	Capital	comprehensive	earnings	shareholders'
	shares (1)	capital	surplus	income (loss)	(deficit)	equity
	$ in thousands except share amounts
Balance at
January 1, 2006	111,827,822	6,262	648,532	8,486	(44,151)	619,129

Net income for the three
months ended
March 31, 2006	-	-	-	-	3,062	3,062
Employees stock options
exercised and paid	4,553,300	113	8,347	-	-	8,460
Restricted shares issuance	17,137	-	-	-	-	-
Restricted shares forfeited	(5,956)	-	-	-	-	-
Share based-payments
expenses	-	-	2,831	-	-	2,831
Net unrealized gain on
available for sale
securities	-	-	-	1,922	-	1,922
Changes in the fair value
of financial instruments	-	-	-	(4,382)	-	(4,382)

Balance at
March 31, 2006	116,392,303	6,375	659,710	6,026	(41,089)	631,022

Balance at
January 1, 2005

Unaudited	109,391,828	6,198	642,222	(12,637)	(84,015)	551,768

Net income for the three
months ended
March 31, 2005	-	-	-	-	10,432	10,432
Employee stock options
exercised and paid	368,031	9	497	-	-	506
Share issuance	1,387	-	10	-	-	10
Share-based payments
expenses	-	-	41	-	-	41
Net unrealized loss on
available for sale
securities	-	-	-	(87)	-	(87)
Changes in the fair value
of financial instruments	-	-	-	12,226	-	12,226

Balance at
March 31, 2005	109,761,246	6,207	642,770	(498)	(73,583)	574,896

(1) Issued and outstanding

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity (cont'd)

				Accumulated
	Number			other	Accumulated	Total
	of	Share	Capital	comprehensive	earnings	shareholders'
	shares (1)	capital	surplus	income (loss)	(deficit)	equity
	$ in thousands except share amounts
Balance at
January 1, 2005	109,391,828	6,198	642,222	(12,637)	(84,015)	551,768

Net income for the
year ended
December 31, 2005	-	-	-	-	39,864	39,864
Employee stock options
exercised and paid	1,697,867	45	4,254	-	-	4,299
Restricted shares
issuance	742,776	19	(19)	-	-	-
Restricted shares
forfeited	(9,557)	-	-	-	-	-
Share issuance	4,908	-	35	-	-	35
Share-based payment
expenses	-	-	2,040	-	-	2,040
Net unrealized gain on
available for sale
securities	-	-	-	1,897	-	1,897
Changes in the fair
value of financial
instruments	-	-	-	19,226	-	19,226

Balance at
December 31, 2005	111,827,822	6,262	648,532	8,486	(44,151)	619,129

(1) Issued and outstanding

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Cash Flows

	Three months ended		Year ended
	March 31	March 31	December 31
	2006	2005	2005
	$ in thousands	$ in thousands	$ in thousands
Cash flows from operating activities
Income for the period	3,062	10,432	39,864

Adjustments to reconcile income to cash provided
by operating activities:
Depreciation and amortization	9,604	9,881	36,665
Share-based payments expenses	2,831	41	2,040
Gain on sale of property and equipment	(194)	(244)	(2,398)
Impairment of loans	-	-	3,000
Capital losses (gains), net	329	(2,276)	(2,096)
Acquired in-process research and development costs	-	-	890
Other - net	348	776	1,723
Company’s equity in losses of investee companies	2,226	811	4,285
Minority interest	-	(70)	127
Loss from marketable securities	313	428	1,648
Decrease (increase) in trade receivables (including
non-current maturities of trade receivables)	(14,762)	(7,752)	78,056
Decrease (increase) in other receivables	(5,972)	7,603	3,565
Decrease (increase) in prepaid expenses	(2,055)	256	3,325
Decrease (increase) in work in progress	(247)	(23)	308
Decrease (increase) in inventories	(3,905)	5,753	38,127
Increase (decrease) in trade payable	14,581	(9,400)	(16,759)
Increase (decrease) in other payables and accrued liabilities	15,456	(4,786)	(16,068)
Increase in other long-term liabilities	63	-	-
Decrease in liability for employee severance benefits	(502)	(1,357)	(2,602)

Net cash provided by operating activities	21,176	10,073	173,700

Cash flows used in investing activities
Investments in deposits, net	346	(2,420)	2,368
Software development costs capitalized	(1,810)	(2,494)	(8,014)
Investment in property, plant and equipment	(6,451)	(5,543)	(21,499)
Proceeds from sale of property, plant and equipment	313	391	7,131
Proceeds from realization of an investee company	-	2,350	2,350
Acquisition of investee companies	(250)	-	(559)
Repayment of long-term loans granted	157	-	-
Investment in marketable securities, net	(13,029)	(1,202)	(37,838)
Changes in assets held for severance benefits	(409)	367	(1,006)
Acquisition of operations (A)	-	-	(13,605)
Acquisition of newly consolidated subsidiary (B)	-	-	(85,923)

Net cash used in investing activities	(21,133)	(8,551)	(156,595)

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Cash Flows (cont'd)

	Three months ended		Year ended
	March 31	March 31	December 31
	2006	2005	2005
	$ in thousands	$ in thousands	$ in thousands
Cash flows provided by (used in) financing activities
Repayment of loans from banks	-	(30,000)	(30,000)
Share issuance	-	10	35
Exercise of stock options	8,460	506	4,299

Net cash provided by (used in) financing activities	8,460	(29,484)	(25,666)

Effect of change in exchange rate on cash	(192)	(310)	(1,793)

Net increase (decrease) in cash and cash equivalents	8,311	(28,272)	(10,354)

Cash and cash equivalents at beginning of period	63,828	74,182	74,182

Cash and cash equivalents at end of period	72,139	45,910	63,828
A. Acquisition of operations

Net current assets	-	-	5,216
Liability for unpaid consideration	-	-	(250)
Property, plant and equipment	-	-	580
Core Technology	-	-	4,349
Goodwill	-	-	1,230
Other intangible assets	-	-	2,480

	-	-	13,605

B. Acquisition of newly consolidated subsidiary

Net current assets (other than cash)	-	-	11,055
Property, plant and equipment	-	-	3,155
Long-term liabilities	-	-	(157)
Core technology	-	-	33,820
In-process research and development	-	-	890
Backlog	-	-	100
Goodwill	-	-	37,060

	-	-	85,923

C. Non-cash activities

Purchase of fixed assets	-	-	3,049

Fixed assets received as loan consideration	224	-	-

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 1 - General

The interim consolidated financial statements are unaudited and prepared in a condensed format. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2005 and the accompanying notes thereto. Information presented with respect to December 31, 2005 and the year then ended is derived from our audited consolidated financial statements as of and for the year then ended. Information with respect to March 31, 2006 and March 31, 2005 and the respective three months period then ended is unaudited but, in the opinion of management, include all adjustments (all of which are of a normal recurring nature) necessary for a fair presentation of the interim financial information.

Note 2 - Significant Accounting Policies

A.
The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements, except as discussed in note 3.

B.	The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

C.	The interim consolidated financial statements have been prepared in accordance with US GAAP and are reported in U.S. dollars.

Note 3 - Share Based Payments

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revision 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan (“employee stock purchases”), based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the guidance in SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. The Company’s Consolidated Financial Statements as of and for the three months ended March 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of the adoption of the recognition principles of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the three months ended March 31, 2006 was $2.8 million.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 3 - Share Based Payments (cont'd)

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s Consolidated Statement of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s Interim Consolidated Statement of Operations for the first quarter of fiscal 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value, estimated in accordance with the pro forma disclosure provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), the Company changed its method of attributing the value of stock-based compensation to expense from the accelerated multiple-option approach to the straight-line single option method. Compensation expense for all share-based payment awards granted on or prior to December 31, 2005 will continue to be recognized using the accelerated multiple-option approach while compensation expense for all share-based payment awards granted subsequent to December 31, 2005 is recognized using the straight-line single-option method. As stock-based compensation expense recognized in the Interim Consolidated Statement of Operations for the first quarter of fiscal 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

The Company used Black-Scholes option-pricing model (“Black-Scholes model”) method of valuation for share-based awards for purposes of complying with the pro forma disclosure requirements of SFAS 123, and has used the Black-Scholes option-pricing model for purposes of both the measurement and recognition of compensation expense for share-based award commencing January 1, 2006 coinciding with the effective date of adoption of SFAS 123 (R). The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 4 - Inventory

Inventory is comprised of the following:

	March 31	March 31	December 31
	2006	2005	2005
	$ in thousands	$ in thousands	$ in thousands
Raw materials and components	51,951	60,702	47,970
Work in process	26,264	11,805	23,839
Finished products	72,653	96,805	75,154
	150,868	169,312	146,963

Note 5 - Shareholders' Equity

1. Share incentive and stock option plans

A. Stock options under the ECI Plans are as follows:

	Three months
	ended	Year ended
	March 31	December 31
	2006	2005
	Number of shares	Number of shares
Total number authorized at beginning of period	32,760,700	29,760,700
Increase in number authorized during period	-	3,000,000
Options unexercised and unvested restricted shares
at beginning of period	(21,110,991)	(19,439,184)
Options exercised prior to beginning of period	(5,181,432)	(3,483,565)
Options granted during the period	(336,449)	(3,449,795)
Options cancelled during the period	966,697	698,107
Restricted shares granted during the period	(17,137)	(742,776)
Restricted shares forfeited during the period	5,956	9,557

Available for future grants at the end of the period	7,087,344	6,353,044

Options exercised during the period*	4,553,300	1,697,867

* Average price of options exercised during
the period (in $)	1.86	2.53

Restricted shares vested during the period	33,405	115,233

Options unexercised and unvested restricted
shares at the end of period	15,905,219	21,110,991

Options unexercised and unvested restricted shares
vest as follows (1):
First year or thereafter	12,067,867	17,168,269
Second year or thereafter	1,574,873	1,920,649
Third year or thereafter	2,262,479	2,022,073

	15,905,219	21,110,991

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 5 - Shareholders' Equity (cont'd)

1. Share incentive and stock option plans (cont'd)

B.	To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

	March 31	December 31
	2006	2005
Dollars per Share	Number of shares	Number of shares
Restricted shares	595,762	617,986
Zero	678,666	2,098,362
$ 1.26 - $ 3.04	1,342,168	1,966,098
$ 3.11	1,503,106	3,921,429
$ 3.12 - $ 6.91	3,017,186	3,346,718
$ 7.07 - $ 8.71	1,180,950	901,574
$ 8.85	1,427,324	1,460,400
$ 9.01 - $ 9.22	1,059,250	1,148,250
$ 13.76 - $ 20.76	694,091	711,957
$ 23.76 - $ 26.14	25,500	175,500
$ 26.42	2,828,456	2,902,256
$ 27.27 - $ 29.29	1,225,010	1,231,010
$ 29.76 - $ 39.76	327,750	629,450

	15,905,219	21,110,991

2. Fair value method

A.
In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 “Accounting for Stock-based Compensation” which established financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value-based method of accounting for employee stock options and other stock-based awards.

As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during the year 2005 and the first quarter of 2006 to be $ 3.87 and $ 3.20, respectively. The fair values of stock based compensation awards granted were estimated using the “Black - Scholes” option pricing model with the following assumptions.

	Option	Expected	Risk free
	term	volatility	interest rate
Period of grant	Term	Volatility	Interest rate
Three months ended March 31, 2006	3.0	60	5.0%
Three months ended March 31, 2005	3.3	63	3.7%
Year ended December 31, 2005	3.0	63	3.8%

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 5 - Shareholders' Equity (cont'd)

2. Fair value method (cont'd)

B.
Had compensation expense for stock options granted under the Company’s stock option plans been recognized based on fair value at the grant dates consistent with the measurement method of SFAS 123, the Company’s net income and net income per share would have been as follows:

	Three months
	ended	Year ended
	March 31	December 31
	2005	2005
	$ in thousands	$ in thousands
Net income, as reported	10,432	39,864
Add:
Stock based employee compensation expenses included in
reported net income, net of related tax effects (nil)	41	2,040

Deduct:
Total stock-based employee compensation expense
determined under fair value-based method for all awards,
net of related tax effects (nil)	(2,008)	(10,267)

Pro forma net income	7,665	31,637
Basic earnings per ordinary share

As reported	$0.10	$0.36
Pro forma	$0.08	$0.29

Diluted earnings per ordinary share

As reported	$0.09	$0.34
Pro forma	$0.07	$0.27

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 6 - Material Events in the Current Period

In December 2004, the Company provided to Chiaro Networks Ltd. ("Chiaro"), a developer of infrastructure-class IP/MPLS routing platforms, two loans in the aggregate amount of $ 6 million.
The loans are secured by a first-priority floating charge over substantially all of Chiaro's assets.

During 2005, the business of Chiaro deteriorated significantly and in January 2006, Chiaro has ceased doing business. Accordingly, Management has determined that the Company may be unable to collect all amounts due according to the contractual terms of the loans agreement and therefore, a provision of $ 3 million in respect thereof has been recorded in the consolidated financial statements for the year ended December 31, 2005. The Company as the sole secured creditor has subsequently taken the steps necessary to realize the assets Chiaro had, including cash, tangible assets and intellectual property and, during the quarter ended March 31, 2006, the Company foreclosed the assets of Chiaro in the US and has already realized $ 0.4 million of Chiaro’s assets. As required under the Israeli law, the Company also commenced legal proceedings in Israel for the purpose of obtaining ownership of Chiaro’s Intellectual Property. The Company believes that the fair market value of Chiaro’s remaining assets is no less than the carrying amount as of March 31, 2006 of the uncollected debt of Chiaro.

Note 7 - Segment Reports

1. Segment activities disclosure:

Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports used by management to run the business.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 7 - Segment Reports (cont’d)

2. Operational segment disclosure:

	Three months ended March 31, 2006
	Optical	Broadband	Data
	Networks	Access	Networking	Other	Consolidated
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Revenues	89,317	61,811	2,148	8,734	162,010

Operating
expenses (*)	76,644	55,906	11,686	13,619	157,855

Operating
income (loss)	12,673	5,905	(9,538)	(4,885)	4,155

	Three months ended March 31, 2005
	Optical	Broadband	Data
	Networks	Access	Networking	Other	Consolidated
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Revenues	76,507	62,631	-	6,308	145,446

Operating
expenses (*)	71,585	54,106	-	9,226	134,917

Operating income
(loss)	4,922	8,525	-	(2,918)	10,529

	Year ended December 31, 2005
	Optical	Broadband	**Data
	Networks	Access	Networking	Other	Consolidated
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Revenues	330,684	262,453	4,289	32,492	629,918

Operating
expenses (*)	290,977	237,990	23,930	36,409	589,306

Operating
income (loss)	39,707	24,603	(19,641)	(3,917)	40,612

(*)	Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses.
(**)	From June 3, 2005 (See Note 19B to Company’s annual consolidated financial statements as of December 31, 2005).

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 8 - Contingencies

1.
Following the reduction in workforce in accordance with the reorganization plan of the Company that was implemented in 2002, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors, that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

2.
The Company conducts negotiations from time to time with international technology companies (“technology companies”) regarding allegations that it is using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

3.
In December 1999, an agreement was signed with SCI Systems ("SCI") for the sale of a plant which manufactures electronic components. SCI is one of the largest manufacturers of electronic components in the world. As part of the agreement, SCI will, for several years to come, be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

The Company was in dispute with SCI as to the interpretation of certain aspects of the agreement, such as volume commitments; discount terms for large orders; the minimum size of orders; timing; untimely payments etc.

The dispute was referred to an arbitrator in December 2002. Subsequently, the arbitration was put on hold and the parties appointed an independent mediator in an additional attempt to settle this dispute.

In April 2006, the Company reached a settlement with Sanmina-SCI pursuant to which the Company undertook to immediately pay Sanmina-SCI the sum of $3.5 million. There may be additional contingent payments, depending on the volume of orders placed with Sanmina-SCI during the next six years.

In addition, the Company undertook to reimburse Sanmina-SCI an amount of $2.3 million for pension payments made by the latter to agreed employees.

Provisions have been included in the financial statements in respect to this matter in prior years, were appropriate and sufficient and the ultimate settlement is not expected to have a material effect, if any, on the Company's results of operations in 2006 and future years.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 8 - Contingencies (cont’d)

4.
Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

5.
In 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (“comptroller”) regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. (“TTL”), Tadiran Ltd (“Tadiran” - the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).

In 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company.

.
In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 365 million.

In March 2005 the Company and the other respondents filed their respective answers to the request to certify the claim as a class action. The applicant filed his reply to the respondents’ answers in December 2005.

Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision was recorded in respect thereto in the financial statements.

6.
In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities Laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff have not yet been quantified.

ECI based on the opinion of its legal advisors believes that the allegations made in the complaint with respect to it are without merit, and accordingly no provision in respect thereof has been included in the consolidated financial statements.